UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM T-3

FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES

UNDER THE TRUST INDENTURE ACT OF 1939

TRICOM, S.A.

(Name of applicant)

Avenida Lope de Vega No. 95, Santo Domingo, Dominican Republic

(Address of principal executive offices)

Securities to be Issued Under the Indenture to be Qualified

Title of Class	Amount
Step Up Rate Senior Secured Notes Due 2015	$105,000,000

Approximate date of proposed public offering: The Securities are to be issued pursuant to Section 1145 of the United States Bankruptcy Code, 11 U.S.C. Section 101 et. seq. on the Effective Date, as defined in the Plan of Reorganization of Tricom, S.A., TCN Dominicana, S.A. and Tricom USA, Inc.  It is anticipated that the Effective Date will occur on or about             , 2008.

Name and address of agent for service:

CT Corporation System

111 Eighth Avenue

New York, NY 10011

With a copy to:

John M. Clapp, Esq.

Thompson Hine LLP

335 Madison Avenue

New York, NY 10017

Tricom, S.A. (the “Company” or “Issuer”) hereby amends this application for qualification on such date or dates as may be necessary to delay its effectiveness until: (i) the 20th day after filing a further amendment which specifically states that it shall supersede this Application for Qualification, or (ii) such date as the Securities and Exchange Commission, acting pursuant to Section 307(c) of the Trust Indenture Act of 1939 (the “Act”), may determine upon written request of the Company.

GENERAL

Item 1. General Information.

(a) Form of organization: the Company is a corporation.

(b) State or other sovereign power under the laws of which organized: the Company is incorporated in the Dominican Republic.

Item 2. Securities Act Exemption Applicable.

The Company proposes to issue the Step Up Rate Senior Secured Notes Due 2015 (the “Senior Notes”), which are the subject of this application, pursuant to a Prepackaged Joint Chapter 11 Plan of Reorganization for the Company and its Affiliated Debtors (the “Plan”).  The Plan is expected to be filed with the United States Bankruptcy Court for the Southern District of New York.  Under the Plan, the Senior Notes will be issued in an aggregate original principal amount of $105,000,000 to holders of Allowed Unsecured Financial Claims, as such term is defined in the Plan.  Such holders will also receive stock in a holding company to be formed on or before the Effective Date of the Plan.

The Senior Notes will be issued pursuant to an Indenture to be entered into between the Company, as issuer, the Guarantors named therein, and a qualified financial institution, as trustee, a form of which is attached as Exhibit TC3 (the “Indenture”).

No registration statement will be filed under the Securities Act of 1933, as amended (the “Securities Act”) or any state securities and “blue sky” laws with respect to the offer and issuance under the Plan of Senior Notes.  The Company believes that the offer of Senior Notes is exempt from federal and state securities registration requirements pursuant to section 3(a)(9) of the Securities Act and Regulation D promulgated thereunder, and that the issuance of Senior Notes will be exempt from federal and state securities registration requirements under Section 1145(a)(1) of Title 11 of the United States Code (the “Bankruptcy Code”).  Further, because the Company believes that it is a foreign issuer, as such term is defined in Regulation S promulgated under the Securities Act, it also believes that the offer of Senior Notes to certain offerees may be exempt from registration requirements pursuant to  Regulation S.

To the extent that the Company is relying on the exemption from registration under section 3(a)(9) of the Securities Act, the Company confirms its belief that (i) there have not been, and there are not expected to be, any sales of Senior Notes by the Company or by or through an underwriter at or about the same time as the offer of Senior Notes for which the Section 3(a)(9) exemption is being relied on, (ii) no consideration has been given, or is expected to be given, directly or indirectly, to any person in connection with the offer of the Senior Notes, and (iii) no cash payment has been made or is expected to be made by any existing security holder.

AFFILIATIONS

Item 3. Affiliates.

The Company is, either directly or indirectly, related to various entities through common ownership, contractual rights and/or family ownership, as more fully set forth below.

Controlling Shareholders.

At December 31, 2007, Mr. Manuel Arturo Pellerano Peña (“Mr. Pellerano”), together with members of his family, either directly or through their wholly-owned subsidiaries GFN Corporation Ltd. and Oleander Holdings, Inc., were the beneficial owners of 17,453,874 shares of the Company’s Class A Common Stock and 11,486,720 shares of the Company’s Class B Stock.  This represents 50.8% of the issued and outstanding shares of the Company’s Class A Common Stock (calculated in accordance with SEC Rule 13d-3) and 60% of the issued and outstanding shares of the Company’s Class B Stock.  Mr. Pellerano is a member of the Company’s Board of Directors and, by reason of the above stock holdings and a shareholders’ agreement, has, together with members of his family, the right to appoint a majority of the members of the Company’s Board of Directors and, indirectly, the right to control selection of the Company’s management.

In addition to the Company and its subsidiaries, the following entities, among others, are controlled by Mr. Pellerano and members of his family, and may therefore be affiliated entities:

•                  Omnimedia, S.A. (“Omnimedia”), a Dominican media holding company;

•                  Omni TV, S.A., a Dominican subsidiary of Omnimedia that provides television programming;

•                  Zona Franca San Isidro, S.A., a free trade zone located in the Dominican Republic;

•                  Ellis Portafolio, S.A., Balking Trading, Inc., Eastern Power Corp. and Porter Capital, Ltd.,  which hold certain claims against the Company; and

•                  Compañía Nacional de Seguridad, S.A., a provider of security services.

Motorola, Inc. is the beneficial owner of 7,657,818 shares of the Company’s Class B Stock and has certain rights under the above-referenced shareholders’ agreement, including the right to designate a minority of the members of the Company’s Board of Directors.

Upon consummation of the Plan, a holding company to be formed on or before the Effective Date of the Plan will own all or substantially all of the shares of the Company.   Following the Effective Date of the Plan, it is expected that Mr. Pellerano will no longer control the Company or its subsidiaries.

Subsidiaries.

The following list sets forth the Company’s principal subsidiaries at December 31, 2007, all of which are wholly-owned by the Company (with the exception of nominal minority shareholdings required by applicable law):

GFN Comunicaciones, S. A.

Tricom Centroamérica, S. A.

Call Tel Corporation

Tricom USA, Inc.

TCN Dominicana, S. A.

TRICOM Latinoamérica, S. A

MANAGEMENT AND CONTROL

Item 4. Directors And Executive Officers.

The names of the Company’s directors and executive officers at December 31, 2007 are set forth below together with their current positions at that date.  The address of all such directors and executive officers is: c/o Tricom, S.A., Avenida Lope de Vega No. 95, Santo Domingo, Dominican Republic.

Name	Position

Board of Directors

Named by GFN Corporation, Ltd.:
Ricardo Valdez Albizu	Chairman
Héctor Castro Noboa	Director and Acting Secretary
Adriano Miguel Tejada	Director
Manuel Arturo Pellerano Peña	Director
Rosangela Pellerano Peña	Director
Pablo Linares	Director

Named by Motorola, Inc.:
James Deane	Director
Thomas Canfield	Director
Carlos Castillo	Director

Independent Directors:
Anibal de Castro	Director
Gerald Gitner	Director

Executive Officers

Héctor Castro Noboa	President, Chief Executive Officer
Alfredo Arredondo	Vice President, Information Technology
Marco Cabral Julio German Ryan Larrauri	Vice President, Mobile Division Vice President, Network Engineering & Operations Vice President, Fixed Line Division
Erwin Mendez	Vice President, Finance & Administration
Luis Ruiz	Vice President, Telecable
Bela Szabo	Vice President, International Division
Miriam Vargas	Vice President, Services Division
Angela Vega	Vice President, Human Resources

Item 5. Principal Owners Of Voting Securities.

The following table sets forth certain information known to the Company with respect to beneficial ownership of the Company’s Class A Common Stock at December 31, 2007 by each person who, to the Company’s knowledge, beneficially owns 10% or more of the Company’s Class A Common Stock. Except as otherwise indicated, the holders listed below have sole voting and investment power with respect to all shares beneficially owned by them.

Each share of Class B Stock is freely convertible at any time into one share of Class A Common Stock, subject to adjustment.  Each share of Class B Stock has ten votes and each share of Class A Common Stock has one vote.  GFN and Motorola own 100% of the outstanding shares of Class B Stock.  Currently, GFN and its affiliates have approximately 55.9% of the voting power (including shares of Class A Common Stock and Class B Stock owned by it and its affiliates) and Motorola approximately 32.3%.

Shareholder and Address	Class A Common Stock Beneficially Owned(1)	Percentage of Class A Common Stock Beneficially Owned(1)	Percentage of Class B Stock Beneficially Owned	Percentage of Voting Power (assuming that all of the Class B Stock is Converted into Class A Common Stock) (1)
Oleander Holdings, Inc.(2) Calle Rafael Hernández No. 17 Naco Santo Domingo Dominican Republic	25,565,357	44.9	60.0	39.6

GFN Corporation Ltd(2) (address as above)	28,444,145	50.0	60.0	44.0

Manuel Arturo Pellerano Peña(2) (address as above)	28,940,594	50.8	60.0	44.8

Motorola, Inc. 1475 West Shore Drive Arlington Heights, Illinois 60004	7,657,818	14.4	40.0	11.9

(1) For purposes of this table, a person or group of persons is deemed to have “beneficial ownership” of any shares as of a given date which such person or group of persons has the right to acquire within 60 days after such date.  Information relating to the percentage beneficially owned is calculated in accordance with SEC Rule 13d-3 and includes for each of GFN Corporation Ltd., Manuel Arturo Pellerano Peña, Oleander Holdings Inc. and Motorola the shares of Class A Common Stock issuable upon conversion of the Class B Stock beneficially owned by it only.  For example, for purposes of calculating the percentage of Class A Common Stock beneficially owned by GFN Corporation Ltd in accordance with SEC Rule 13d-3, the number of outstanding shares of Class A Common Stock does not include shares that would be issuable upon conversion of Class B Stock owned by Motorola.  As a result, the percentage of Class A Common Stock beneficially owned by any holder of Class B Stock is greater than the percentage of Class A Common Stock owned by that holder, assuming conversion of all Class B Stock, shown in the column, “Percentage of Voting Power.”

(2) Oleander Holdings, Inc., a Panamanian corporation, is a wholly owned subsidiary of GFN Corporation Ltd.  Manuel Arturo Pellerano Peña and members of his family control both GFN Corporation Ltd. and Oleander Holdings, Inc.

Upon consummation of the Plan, the interests of the existing holders of the Company’s equity will be effectively eliminated, and a holding company to be formed on or before the Effective Date of the Plan will own all or substantially all of the shares of the Company.

UNDERWRITERS

Item 6. Underwriters.

(a) No person has acted as an underwriter of the Company’s securities within the three years prior to the date of filing this application.

(b) No person will act as a principal underwriter (as defined in Form T-3) in connection with the issuance of the Senior Notes.

CAPITAL SECURITIES

Item 7. Capitalization.

As of December 31, 2007 the following securities of the Company were authorized and outstanding:

Title of Class	Amount Authorized	Amount Outstanding
Class A Common Stock	55,000,000	45,458,041
Class B Stock	25,000,000	19,144,544
11-3/8 Senior Notes Due 2004	$200,000,000	$200,000,000

See Item 5—Principal Owners of Voting Securities for an outline of the voting rights of the Class A Common Stock and the Class B Stock.

INDENTURE SECURITIES

Item 8. Analysis Of Indenture Provisions.

The Senior Notes will be issued pursuant to the Indenture.  The following is an analysis of the Indenture provisions required under section 305(a)(2) of the Trust Indenture Act of 1939, as amended (the “Act”).  Items (a) through (e) below set forth only the provisions of the Indenture required to be analyzed by section 305(a)(2) of the Act.  The following does not purport to be a complete description of all of the provisions of the Indenture, and is subject to, and is qualified in its entirety by, reference to all of the provisions of the Indenture, the form of which is attached hereto as Exhibit T3C.  The Company has not entered into the Indenture as of the date of this filing, and the terms of the Indenture are subject to change prior to its execution.  Capitalized terms used herein and not otherwise defined shall have the same meaning ascribed to them in the Indenture.

Events of Default; Withholding of Notice of Default.

Section 6.01 of the Indenture provides that each of the following constitutes an Event of Default:

                (a) default for 30 days in the payment when due of interest on the Senior Notes;

                (b) default in payment when due (whether at maturity, upon redemption or repurchase, or otherwise) of the principal of or premium, if any, on the Senior Notes;

                (c) failure by the Company to comply with the provisions of the covenant entitled “Merger, Consolidation or Sale of Assets”;

                (d) failure by the Company or any of its Restricted Subsidiaries for 30 days after notice to comply with any of their other covenants in the Indenture or the Senior Notes, or any other document related thereto;

                (e) default under any mortgage, pledge indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by the Company or any of its Restricted Subsidiaries (or the payment of which is guaranteed by the Company or any of its Restricted Subsidiaries), whether the Indebtedness or guarantee now exists, or is created after the date of the Indenture, which default:

(i) is caused by a failure to pay principal of, or premium, if any, or interest on such Indebtedness prior to the expiration of the grace period provided in such Indebtedness on the date of such default (a “Payment Default”); or

(ii) results in the right of any holder of such Indebtedness to cause, or has resulted in the acceleration (which acceleration has not been rescinded) of such Indebtedness prior to its express maturity; and, in each case described in clauses (i) and (ii) of this clause (e), the principal amount of any such Indebtedness, together with the principal amount of any other Indebtedness under which there has been a Payment Default or the maturity of which has been so accelerated, aggregates $4.0 million or more;

                (f) failure by the Company or any of its Restricted Subsidiaries to pay final judgments (other than any judgment as to which a reputable insurance company has accepted full liability and whose bond, premium or similar charge for the judgment is not in excess of $4.0 million) aggregating in excess of $4.0 million, which judgments are not paid, discharged or stayed within 60 days after the date on which any period for appeal has expired and during which a stay of enforcement of the judgment is not in effect;

                (g) termination or loss, for any reason, of the Dominican License;

                (h) if the Parent, Company or any Restricted Subsidiary shall be dissolved (other than a technical dissolution of a Subsidiary which is cured within sixty (60) days of notice thereof) or liquidated (or any judgment, order or decree therefor shall be entered); or if a creditors’ committee shall have been appointed for the business of the Parent, Company or any Restricted Subsidiary; or if the Parent, Company or any Restricted Subsidiary shall have made a general assignment for the benefit of creditors or shall have been adjudicated bankrupt and if not an adjudication based on a filing made by the Trustee, it shall not have been dismissed within sixty (60) days, or shall have filed a voluntary petition in bankruptcy or for reorganization or to effect a plan or arrangement with creditors or shall fail to pay its debts generally as such debts become due in the ordinary course of business (except as contested in good faith and for which adequate reserves are made in such party’s financial statements); or shall file an answer to a creditor’s petition or other petition filed against it, admitting the material allegations thereof for an adjudication in bankruptcy or for reorganization; or shall have applied for or permitted the appointment of a receiver or trustee or custodian for any of its property or assets; or such receiver, trustee or custodian shall have been appointed for any of its property or assets (otherwise than upon application or consent of the Parent, Company or of any Restricted Subsidiary) and shall not have been removed within sixty (60) days; or if an order shall be entered approving any petition for reorganization of the Parent, Company or any Restricted Subsidiary and shall not have been reversed or dismissed within sixty (60) days; or if the Parent, Company, any of the Restricted Subsidiaries or any of the creditors of the Parent, Company or any of Restricted Subsidiary initiates a mandatory Conciliation Proceeding; if the Parent, Company or any Restricted Subsidiary shall take any action (corporate or other) authorizing or in furtherance any of the actions described above; and

                (i) any Guarantee of the Senior Notes shall be held in a judicial proceeding to be unenforceable or invalid or shall cease for any reason to be in full force and effect, or any Guarantor or any person acting on behalf of any one or more Guarantors shall deny or disaffirm its obligations under its Guarantee of the Senior Notes.

Section 6.02 of the Indenture provides that if any Event of Default occurs and is continuing with respect to the Indenture and the Senior Notes, the Trustee or the Holders of at least 25% of the aggregate principal amount of the then outstanding Senior Notes may declare all the Senior Notes to be due and payable immediately.  Upon such declaration, the principal of, premium, if any, and accrued and unpaid interest on the Senior Notes will be due and payable immediately.  Notwithstanding the foregoing, in the case of an Event of Default arising from certain events of bankruptcy or insolvency as set forth in clause (h) of the preceding paragraph, or in the event the Company fails to make any payment when due under clauses (a) and (b) of the preceding paragraph, all outstanding Senior Notes will become due and payable without further action or notice.  Holders of the Senior Notes may not enforce the Indenture or the Senior Notes except as provided in the Indenture.  Subject to certain limitations, holders of a majority in principal amount of the then outstanding Senior Notes may direct the Trustee in its exercise of any trust or power. The Trustee may withhold from holders of the Senior Notes notice of any continuing Default or Event of

Default (except a Default or Event of Default relating to the payment of principal or interest) if it determines that withholding notice is in the best interest of the Holders.

Section 6.04 of the Indenture provides that the Holders of not less than a majority in aggregate principal amount of the then outstanding Senior Notes by notice to the Trustee may on behalf of the Holders of all of the Senior Notes waive any existing Default or Event of Default and its consequences, except a continuing Default or Event of Default in the payment of the principal of, premium, if any, or interest on, the Senior Notes.  Upon any such waiver, such Default shall cease to exist, and any Event of Default arising therefrom shall be deemed to have been cured for every purpose of the Indenture; but no such waiver shall extend to any subsequent or other Default or Event of Default or impair any right consequent thereon.

Section 7.05 of the Indenture provides that if a Default or Event of Default occurs and is continuing and if it is known to a Responsible Officer of the Trustee, the Trustee shall mail to Holders of Senior Notes a notice of the Default or Event of Default within 60 days after it occurs.  Except in the case of a Default or Event of Default in payment of principal of, premium, if any, or interest on any Senior Note, the Trustee may withhold the notice if and so long as a committee of its Responsible Officers in good faith determines that withholding the notice is in the best interests of the Holders of the Senior Notes.

Authentication and Delivery of Senior Notes; Application of Proceeds.

Section 2.02 of the Indenture provides as follows:

                (a) A duly authorized Officer of the Company shall sign the Senior Notes for the Company by manual or facsimile signature.

                (b) If an Officer whose signature is on a Senior Note no longer holds that office at the time a Senior Note is authenticated, the Senior Note shall nevertheless be valid.  In addition, if a Person is not an Officer at the time a Senior Note is authenticated, but becomes an Officer on or prior to the delivery of the Senior Note, the Senior Note shall nevertheless be valid.

                (c) A Senior Note shall not be valid until authenticated by the manual signature of an authorized signatory of the Trustee.  The signature of the Trustee shall be conclusive evidence that the Senior Note has been authenticated under the Indenture.

                (d) The Trustee shall, upon a written order of the Company signed by an Officer of the Company, authenticate and deliver the Senior Notes for issuance.

                (e) The Trustee may appoint an authenticating agent acceptable to the Company to authenticate Senior Notes.  Unless limited by the terms of such appointment, an authenticating agent may authenticate Senior Notes whenever the Trustee may do so.  An authenticating agent has the same rights as an Agent to deal with the Holders, Parent, the Company or an Affiliate of the Company.

There will be no proceeds from the issuance of the Senior Notes.  Under the Plan, the Senior Notes will be issued to holders of Allowed Unsecured Financial Claims, as such term is defined in the Plan.

Release or Release and Substitution of Property Subject to the Lien of the Indenture.

Section 11.04 of the Indenture provides that Collateral may be released from the Lien and security interest created by the Senior Note Collateral Documents at any time or from time to time in accordance with the provisions of the Senior Note Collateral Documents, the Credit Suisse Intercreditor Agreement or as provided by the Indenture.  In addition, subject to the terms of the Credit Suisse Intercreditor Agreement, upon the request of the Company pursuant to an Officers’ Certificate certifying that all conditions precedent under the Indenture have been met, then (at the sole cost and expense of the Company) the Collateral Agent shall release (or cause to be released) Senior Note Collateral that is sold, conveyed or disposed of in compliance with the provisions of the Indenture, subject to application of the Net Proceeds of any Asset Sale in accordance with the asset disposition provisions of the Indenture.

At any time when a Default or Event of Default has occurred and is continuing and the maturity of the Senior Notes has been accelerated (whether by declaration or otherwise) and the Trustee shall have delivered a notice of acceleration to the Collateral Agent, no release of Collateral pursuant to the provisions of the Senior Note Collateral Documents and the Credit Suisse Intercreditor Agreement will be effective as against the Holders.

In connection with any release of  Senior Note Collateral from the terms of this Indenture and the Senior Note Collateral Documents, the Company shall cause such reports, certificates and opinions as may be required in order to comply with the applicable provisions of the Trust Indenture Act on release and substitution of collateral.

Satisfaction and Discharge of the Indenture.

Section 12.01 of the Indenture provides that the Indenture will be discharged and will cease to be of further effect as to all Senior Notes and Guarantees issued under the Indenture, when either:

                (a)           all Senior Notes previously authenticated and delivered, except lost, stolen or destroyed Senior Notes which have been replaced or paid and Senior Notes for whose payment money has been deposited in trust, have been delivered to the Trustee for cancellation; or

                (b)           (i) all Senior Notes not previously delivered to the Trustee for cancellation have become due and payable by reason of the mailing of a notice of redemption or otherwise or will become due and payable within one year and the Company or any Guarantor has irrevocably deposited or caused to be deposited with the Trustee as trust funds in trust solely for the benefit of the Holders, cash in U.S. dollars, non-callable Government Securities, or a combination, in such amounts as will be sufficient without consideration of any reinvestment of interest to pay and discharge the entire Indebtedness on such Senior Notes not previously delivered to the Trustee for cancellation for principal, premium, if any, and accrued interest to the date of maturity or redemption, (ii) the Company has paid or caused to be paid all sums payable by it under the Indenture and (iii) the Company has delivered irrevocable instructions to the Trustee under the Indenture to apply the deposited money toward the payment of such Senior Notes at maturity or the redemption date, as the case may be; and

in the case of either clause (a) or (b):

                (x)            no Default or Event of Default has occurred and is continuing on the date of the deposit or will occur as a result of the deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit) and the deposit will not result in a breach or violation of, or constitute a default under, any other instrument (other than the Indenture) to which the Company or any Guarantor is a party or by which the Company or any Guarantor is bound; and

                (y)           the Company shall have delivered to the Trustee an Officers’ Certificate and Opinion of Counsel stating that all conditions precedent relating to the satisfaction and discharge of this Indenture have been satisfied.

Article VIII of the Indenture provides that the Company may, at the option of the Board of Directors evidenced by a resolution set forth in an Officer’s Certificate and at any time, elect to have its obligations discharged with respect to the outstanding Senior Notes (“legal defeasance”) or elect to have its obligations released with respect to certain covenants (“covenant defeasance”).  Legal defeasance means that the Company will be deemed to have paid and discharged the entire indebtedness represented by the outstanding new notes, subject to certain exceptions set forth in Section 8.02 of the Indenture.  Covenant defeasance means that any omission to comply with obligations under the released covenants will not constitute a Default or Event of Default with respect to the Senior Notes.

In order to exercise either legal defeasance or covenant defeasance the Company must satisfy several conditions, including the irrevocable deposit with the Trustee, in trust, for the benefit of the Holders of the

Senior Notes, cash in U.S. dollars, non-callable U.S. government obligations, or a combination thereof, in amounts as will be sufficient, in the written opinion, delivered to the Trustee, of a United States nationally recognized firm of independent public accountants selected by the Company, to pay the principal of, premium, if any, and interest on the outstanding Senior Notes, on the stated maturity or on the applicable optional redemption date, as the case may be, of the principal of, premium, if any, or interest on, the outstanding Senior Notes.

Evidence Required to be Furnished by Obligor upon the Senior Notes to the Trustee as to Compliance with the Conditions and Covenants provided for in the Indenture.

Section 13.04 of the Indenture provides that, upon any request or application by the Company to the Trustee to take any action under the Indenture, the Company shall furnish to the Trustee (a) an Officers’ Certificate in form and substance reasonably satisfactory to the Trustee (which shall include the statements set forth below) stating that, in the opinion of the signers, all conditions precedent and covenants, if any, provided for in the Indenture relating to the proposed action have been satisfied; and (b) an Opinion of Counsel in form and substance reasonably satisfactory to the Trustee (which shall include the statements set forth below) stating that, in the opinion of such counsel, all such conditions precedent and covenants have been satisfied.

Each certificate or opinion with respect to compliance with a condition or covenant provided for in this Indenture (other than a certificate provided pursuant to TIA § 314(a)(4)) shall include (a) a statement that the Person making such certificate or opinion has read such covenant or condition; (b) a brief statement as to the nature and scope of the examination or investigation upon which the statements or opinions contained in such certificate or opinion are based; (c) a statement that, in the opinion of such Person, he has made such examination or investigation as is necessary to enable him to express an informed opinion as to whether or not such covenant or condition has been satisfied; and (d) a statement as to whether or not, in the opinion of such Person, such condition or covenant has been satisfied.

Section 4.06 of the Indenture provides that the Company shall, so long as any of the Senior Notes are outstanding, deliver to the Trustee, forthwith upon any Officer becoming aware of any Default or Event of Default, an Officers’ Certificate specifying such Default or Event of Default and what action the Company is taking or proposes to take with respect thereto.

Item 9. Other Obligors.

The following entities, to the extent they remain in existence when the Senior Notes are issued, will be guarantors of the Senior Notes:

A to-be-formed holding company that will own all or substantially all of the shares of the Company;

Call Tel Corporation;

GFN Communicaciones, S.A.;

TCN Dominicana, S.A.;

Tricom Centroamerica, S.A.;

Tricom Latinoamerica, S.A.; and

Tricom USA, Inc.

The address of all of these guarantors is: Avenida Lope de Vega No. 95, Santo Domingo, Dominican Republic.

Contents of application for qualification.

This application for qualification comprises pages numbered 1 to 12, consecutively, and the following exhibits:

Exhibit T3A.  The information required by Exhibit T3A is contained in the By-laws exhibited hereto as Exhibit T3B.

Exhibit T3B.  Amended and Restated By-laws of Tricom, S.A. with English translation thereof (incorporated by reference to Exhibit 3 to Amendment No. 1 of the Registration Statement on Form F-1, filed on May 1, 1998 (file no. 333-08574)).

Exhibit T3C.  Form of Indenture to be qualified, to be dated as of the Effective Date of the Plan and entered into by and among Tricom, S.A., as issuer, the Guarantors named therein, and a qualified financial institution, as trustee.

Exhibit T3D.  Not applicable.

Exhibit T3E-1.    Prepackaged Joint Chapter 11 Plan of Reorganization for Tricom, S.A. and its Affiliated Debtors.

Exhibit T3E-2.    Disclosure Statement dated January 28, 2008 relating to Tricom, S.A. and its Affiliated Debtors’ Joint Plan of Reorganization under Chapter 11 of the Bankruptcy Code.

Exhibit T3F.  The cross reference sheet required by Exhibit T3F is contained in the form of Indenture exhibited hereto as Exhibit T3C.

Exhibit 25.1.  The statement of eligibility and qualification on Form T-1 of the Trustee under the Indenture to be qualified.*

* To be filed by amendment.

SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, the Company, Tricom, S.A., a corporation organized and existing under the laws of the Dominican Republic, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the city of Santo Domingo, Dominican Republic, on the 29th day of January, 2008.

TRICOM, S.A.

By	/s/ Héctor Castro Noboa
	Name:	Héctor Castro Noboa
	Title:	Chief Executive Officer